ENVOY
                             Communications Group Inc.

           ENVOY CLOSES DEAL FOR EUROPEAN DIGITAL IMAGING & DESIGN COMPANY Gilchrist Brothers purchase part of Envoy's global acquisition strategy

     Toronto, Canada. July 26, 2000 - Geoff Genovese, President and CEO of Envoy Communications Group (NASDAQ: ECGI / TSE: ECG) today announced that Envoy has closed the deal to acquire the UK-based, digital imaging and design firm, Gilchrist Brothers Ltd (www.gilchrist.co.uk). The Gilchrist acquisition was first announced in June following the announcement of the proposed acquisition of Sage Information Consultants Inc., one of North America's leading technology solution providers. These acquisitions are part of Envoy's aggressive, global growth strategy.

     Gilchrist will operate as a division of Envoy's world-renowned design company, The Watt Group and will complement Watt's internationally recognized creative design services with leading-edge digital imaging service. Gilchrist's current list of clients include Wal-Mart's European subsidiary Asda, Marks and Spencer, Next, Mars and France's Otor. More than 120 employees work out of the company's offices in London, Leeds and Paris.

     The Watt Group (www.wattgroup.com) is one of North America's leading retail, strategic marketing and design consultancies. For the past thirty years Watt has applied its strategies to drive client profitability in more than two dozen industries, spanning 35 countries. The Watt Group has developed some of the worlds most recognized brands, including: Loblaws' President's Choice; Wal-Mart's Sam's American Choice and Great Value brands; the Safeway Select brand and PETsMART's Grreat Choice. Watt has also created landmark retail concepts like The Home Depot and provided national brand consulting services for companies like Kraft, Parmalat, Bell Canada, Borden Foods, GE, Maple Leaf Foods, Shell Oil, Bank of Montreal and CIBC.

     A new breed company, Envoy (www.envoy.to) is an integrated e-Marketer, digitally driven and committed to building global brands both off and on-line. In addition to The Watt Group and Gilchrist Brothers, Envoy owns leading advertising and e-Marketing agencies, Communique, Devlin Applied Design, FUSIONcreative and Hampel/Stefanides of New York. Envoy's roster of clients include: adidas-Salomon Canada, Aer Lingus, Alliance Atlantis, BASF, Benjamin Moore, Bermuda Telephone, Bridgestone/Firestone, Canadian Football League, Canada Life, Castrol, CDNOW, FedEx, Fisherman's Friend, Honda, Hummingbird, IMAX, Juno Online Services, LCBO, MAC Cosmetics, National Discount Brokers, Oxford Properties Group, PhoneFree, Procurenet.com, Safeway, SPAR Aerospace, Sprint Canada, Steelcase, Taylor Made.


     Corporate Investor
       Relations:    Jason Mandel (416) 599-2256 jasonm@envoy.to

     Investor Relations
       Group:        1-800-444-9214 envoy@invrel.com

     Media
       Relations:    Beverley Hammond (416) 593.7555 x366
                                      beverleyh@communique.to